UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION
UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR
SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 001-40622

BRIDGE INVESTMENT GROUP HOLDINGS INC.
(Exact name of registrant as specified in its charter)

111 East Sego Lily Drive, Suite 400 Salt Lake City, Utah 84070 (801) 716-4500
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Class A common stock, par value $0.01
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: One (1)*

*	On February 23, 2025, Bridge Investment Group Holdings Inc., a Delaware corporation (“Bridge”), Apollo Global Management, Inc., a Delaware corporation (“Apollo”), Bridge Investment Group Holdings LLC, a Delaware limited liability company and subsidiary of Bridge (“Bridge LLC”), Aspen PubCo Merger Sub I, Inc., a Delaware corporation and a wholly owned, direct subsidiary of Apollo (“Merger Sub Inc.”) and Aspen Second Merger Sub, LLC, a Delaware limited liability company and wholly owned subsidiary of Apollo (“Merger Sub LLC”), and, solely for purposes of Section 6.16 thereof, Adam O’Farrell as the Bridge LLC Representative, entered into an Agreement and Plan of Merger (the “Merger Agreement”). Pursuant to the Merger Agreement, on September 2, 2025, Merger Sub Inc. merged with and into Bridge, with Bridge surviving such merger as the surviving corporation and a wholly owned subsidiary of Apollo and Merger Sub LLC merged with and into Bridge LLC with Bridge LLC surviving such merger as the surviving limited liability company and a wholly owned subsidiary of Apollo.

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, Bridge Investment Group Holdings Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Bridge Investment Group Holdings Inc.

Date: September 12, 2025	By:	/s/ Jonathan Slager
	Name:	Jonathan Slager
	Title:	Chief Executive Officer